Hello _____
I hope this email finds you well.

We are Goutam & Vijay (ex-startup & FAANG), Co-Founders of Verde Finance, an Austin based FinTech product that makes investment research fun & easy + helps retail investors improve their portfolios + core USP is an Instagram style social trading platform.

Verde Finance = Instagram + Bloomberg for Investments
Our Progress:
1. Built Beta product fully bootstrapped with growing sign-ups & users (overwhelmingly +ve feedback & validation from users)
2. Finance Content creators (fin-influencers) like Ryan Pineda (>2M followers) & many more onboard for no-cost viral marketing & user growth
3. Google, Robinhood, Credit Karma, Flow, Stripe, and Amazon execs on advisory board (active every 2 weeks)
4. Active community crowdfunding round at WeFunder (our beta customers wanted to become investors too 😊)
5. Link to pitch deck (click away, no sign-up or email required to view!)
6. Ask: Raising seed round of $2M (commits of $465k from other angels/VCs) to grow our social investing community and hit over 100k users by Q4 2022

Thanks for your time. If any of these resonate with you, happy to find sometime on your schedule. If it's helpful, we also have a calendly link. Happy to email if that's better for you.

Best,
Vijay
https://verde.finance/

PS: We wrote a detailed blog about the trends in social investing + growing community around financial influencers here